UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YOU ON DEMAND HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98741R108

(CUSIP Number)

Jie Zhang

Legal Director

Beijing Sun Seven Stars Culture Development Limited

Eastern Fangzheng Road, Southern Dongying Village

Hancunhe Town, Fangshan District

Beijing, China 102423

86+10 5912-3988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 98741R108

1	Names of reporting persons: Beijing Sun Seven Stars Culture Development Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: People's Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): CO

(A)	Please see Item 5.
(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015.

CUSIP No. 98741R108

1	Names of reporting persons: Bruno Wu
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 15,572,496 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 15,572,496 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 15,572,496 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 32.4% (B)
14	Type of reporting person (see instructions): IN

(A)	Please see Item 5.
(B)	The percentage is based on 28,794,563 shares of common stock issued and outstanding as of December 21, 2015.

CUSIP No. 98741R108

ITEM 1.                  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, par value $0.001, (“Common Stock”), of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer” or “YOD”). The principal executive office of the Issuer is located at 375 Greenwich Street, Suite 516, New York, New York 10013.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly on behalf of (i) Beijing Sun Seven Stars Culture Development Limited, a PRC company (“SSS”) and (ii) Bruno Wu, who serves as the Chairman, Chief Executive Officer and as a director of SSS (the entities and persons in clauses (i) through (ii), collectively the “Reporting Persons”). A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him, her or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address of SSS and Mr. Wu is Eastern Fangzheng Road, Southern Dongying Village, Hancunhe Town, Fangshan District, Beijing, China 102423.

(c) The principal business of SSS is developing, producing, marketing, and investing in films, IP, and various entertainment products. SSS is committed to building China’s first eco-system of investment, development and production of global branded IPs as well as full-coverage marketing combining traditional channels and the new media, focused on maximum investment returns driven by its core IP businesses and financial holding investment model. The principal occupation of Mr. Wu is serving as the Chairman, Chief Executive Officer and as a director of SSS.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wu is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The disclosure in Item 4 is incorporated by reference herein.

On December 21, 2015, pursuant to that certain Amended and Restated Securities Purchase Agreement (the “Amended and Restated SSS Purchase Agreement”) by and among SSS and the Issuer, SSS purchased (i) 4,545,454 shares of Common Stock and (ii) warrants (the “Warrant”) to purchase 1,818,182 shares of Common Stock (collectively, the “SPA Purchased Securities”). The aggregate purchase price for the SPA Purchased Securities was $10.0 million. The source of the purchase price was working capital of SSS.

CUSIP No. 98741R108

ITEM 4. PURPOSE OF TRANSACTION.

The foregoing summaries do not purport to be a complete statement of the parties’ rights and obligations under the Amended and Restated SSS Purchase Agreement and the Warrant and are qualified in their entirety by reference to the Amended and Restated SSS Purchase Agreement and the Warrant attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

In connection with the closing of the Amended and Restated SSS Purchase Agreement, on December 21, 2015, the Issuer entered into the Revised Content License Agreement with SSS (the “Revised Content License”), pursuant to which SSS granted the Issuer a non-exclusive, royalty-free content distribution right for certain assets valued at approximately $29.1 million, in exchange for a promissory note (the “Note”) that is convertible into 9,208,860 shares of Common Stock (the “IP Common Shares,” and together with the SPA Purchased Securities, the “Purchased Securities”). The Note has a stated principal amount of $17.7 million, bears interest at the rate of 0.56% per annum and matures May 21, 2016. Until receipt of necessary shareholder approvals, the Note is not convertible into the IP Common Shares to the extent that such conversion would result in SSS beneficially owning more than 19.99% of the Issuer’s outstanding Common Stock. Once the necessary shareholder approval is received, the unpaid principal and interest thereon will automatically convert into the IP Common Shares.

The foregoing summaries do not purport to be complete statements of the parties’ rights and obligations under the Revised Content License and the Note and are qualified in their entirety by reference to the Revised Content License and the Note attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively.

SSS purchased the Purchased Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

SSS holds the securities for investment purposes. Whether SSS or its affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. SSS may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j).

On December 21, 2015, the Issuer also entered into an Amended and Restated Share Purchase Agreement (the “Amended and Restated Tianjin Agreement”) with Tianjin Enternet Network Technology Limited, a PRC Company ("Tianjin"), an affiliate of SSS. Pursuant to the terms of the Amended and Restated Tianjin Agreement, on December 21, 2015, Tianjin contributed 100% of the equity interests of Tianjin Sevenstarsflix Network Technology Limited, a PRC company (“SSF”), a newly-formed subsidiary of Tianjin to the Issuer. SSF will offer a branded pay content service delivered to consumers ubiquitously through all its platform partners, will track and share consumer payments and other behavior data, will operate a customer management and data-based service and will develop mobile social TV-based customer management portals.

In exchange for the sale of the equity interest in SSF and subject to certain conditions, Tianjin will receive shares of Common Stock over three years, with the exact amount based on an earn-out provision, such amounts not to exceed 5.0 million shares of Common Stock for each of 2016, 2017 and 2018 (the “Earn-Out Share Award”). Pursuant to the earn-out provision, Tianjin may receive up to 5.0 million shares of the Common Stock for each of 2016, 2017 and 2018 if either (i) the number of homes and/or users subscribing to one or more of the content services provided by SSF (the “Homes/Users Passed”) is greater than or equal to the earn-out Homes/Users Passed threshold or (ii) the net income of SSF’s business is greater than or equal to the earn-out net income threshold. The target thresholds for the year ending December 31, 2016 are either 50.0 million Homes/Users Passed or $4.0 million net income. The target thresholds for the year ending December 31, 2017 are either 100.0 million Homes/Users Passed or $6.0 million net income. The target thresholds for the year ending December 31, 2018 are either 150.0 million Homes/Users Passed or $8.0 million net income.

The issuance of an Earn-Out Share Award is subject to the receipt of approval from either (i) the holders of a majority of the total votes cast in person or by proxy at a meeting of the Issuer’s shareholders or (ii) the holders of a majority of the outstanding voting securities of the Issuer entitled to vote on the relevant matters, if such action is

CUSIP No. 98741R108

taken by written consent (the “Earn-Out Required Vote”). In the event the Issuer has not obtained the Earn-Out Required Vote but Tianjin has met one of the target thresholds described above, the Issuer will not issue an Earn-Out Share Award to Tianjin, but instead will issue to Tianjin a Promissory Note (the “Tianjin Note”), with a principal amount equal to the quotient obtained by multiplying 5.0 million by the Issuer’s applicable stock price as defined in the Tianjin Note (the form of which is included as an exhibit to the Amended and Restated Tianjin Agreement).

The foregoing summary does not purport to be a complete statement of the parties’ rights and obligations under the Amended and Restated Tianjin Agreement and is qualified in its entirety by reference to the Amended and Restated Tianjin Agreement attached hereto as Exhibit 99.6.

Pursuant to the Amended and Restated SSS Purchase Agreement, SSS has the right to designate nominees to serve on the Issuer’s board of directors. Pursuant to the Amended and Restated SSS Purchase Agreement, SSS shall be entitled to designate up to three directors, which nomination rights are intended to be proportional with SSS’ beneficial ownership. Accordingly, until such time as shareholder approval is received to permit exercise of the Warrant and the Note, SSS will not have full designation rights. SSS will have such proportional designation rights for so long as it beneficially owns at least 5% of the Common Stock. As contemplated by the Amended and Restated SSS Purchase Agreement, the Issuer expects certain of its stockholders to enter into a voting agreement in respect of the Issuer’s board of directors, including certain nominees designated by SSS.

The foregoing summary does not purport to be a complete statement of the parties’ rights and obligations under the Amended and Restated SSS Purchase Agreement and is qualified in its entirety by reference to the Amended and Restated SSS Purchase Agreement attached hereto as Exhibit 99.2.

Except as described herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may review investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to its investments in the Issuer as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The disclosure in Item 3 is incorporated by reference herein.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,794,563 shares of Common Stock outstanding as of December 21, 2015.

The Reporting Persons hold warrants exercisable for an aggregate of 1,818,182 shares of Common Stock (the “Warrants”). The Warrants are currently exercisable for $2.75 per share, subject to adjustment pursuant to the terms of the Warrants, and expire on December 21, 2017. Until receipt of the favorable vote of the holders of a majority of the outstanding shares of Common Stock, the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

The Reporting Persons hold a promissory note (the “Note”) exercisable that is convertible into 9,208,860 shares of Common Stock (the “IP Common Shares”). Until receipt of necessary shareholder approvals, the Note is not convertible into the IP Common Shares to the extent that such conversion would result in the Reporting Persons beneficially owning, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Issuer’s outstanding Common Stock. Once the necessary shareholder approval is received, the unpaid principal and interest thereon will automatically convert into the IP Common Shares.

CUSIP No. 98741R108

As of the close of business on December 21, 2015, SSS beneficially owned 4,545,454 shares of Common Stock, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and  9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing percentage ownership of approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, SSS beneficially owns approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis).

Mr. Wu, as a director and officer of SSS may be deemed to beneficially own the 4,545,454 shares of Common Stock beneficially owned by SSS, excluding 1,818,182 shares of Common Stock issuable upon the exercise of the Warrants and 9,208,860 shares of Common Stock issuable upon the conversion of the Note, representing approximately 12.3% of the shares of Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis). After taking into account the shares issuable upon the exercise of the Warrants and the conversion of the Note, Mr. Wu may be deemed to beneficially own approximately 32.4% of the Common Stock outstanding (after taking into account the Preferred Stock on an as converted basis).

(b) Mr. Wu shares with SSS voting and dispositive power over the securities held by SSS.

(c) None other than as disclosed in Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure in Items 3 and 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Amended and Restated Securities Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and SSS
Exhibit 99.3	Common Stock Purchase Warrant, issued by the Issuer to SSS on December 21, 2015
Exhibit 99.4	Revised Content License Agreement, dated as of December 21, 2015, by and between the Issuer and SSS
Exhibit 99.5	Promissory Note, issued by the Issuer to SSS on December 21, 2015
Exhibit 99.6	Amended and Restated Share Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and Tianjin SCM

CUSIP No. 98741R108

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2015

BEIJING SUN SEVEN STARS CULTURE DEVELOPMENT LIMITED:

By:	/s/ William Haddad, Attorney-in-Fact for SSS
Name: Bruno Wu
Title: Chairman & CEO

/s/ William Haddad, Attorney-in-Fact for Bruno Wu
BRUNO WU

CUSIP No. 98741R108

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Amended and Restated Securities Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and SSS.
Exhibit 99.3	Common Stock Purchase Warrant, issued by the Issuer to SSS on December 21, 2015.
Exhibit 99.4	Revised Content License Agreement, dated as of December 21, 2015, by and between the Issuer and SSS.
Exhibit 99.5	Promissory Note, issued by the Issuer to SSS on December 21, 2015.
Exhibit 99.6	Amended and Restated Share Purchase Agreement, dated as of December 21, 2015, by and between the Issuer and Tianjin SCM.